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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)

                                 EchoCath, Inc.
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                               (Name of Issuer)


                      Class A Common Stock, no par value
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                         (Title of Class of Securities)


                                   278760103
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                                (CUSIP Number)

                                 Joseph Salvia
                2425 West 23rd Street, Erie, Pennsylvania 16506
                                (814) 878-4400
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 25, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Joseph J. Prischak
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      PF
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
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      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF            4,500,256

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          n/a
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,500,256

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          n/a
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,500,256

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      55.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
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ITEM 1.        SECURITY AND ISSUER

          The title of the class of equity securities to which this statement relates is: Class A Common Stock, no par value.

          The name and address of the principal executive officers of the issuer of such securities is: EchoCath, Inc., 4326 U.S. Route 1, Monmouth Junction, New Jersey 08852 (the "Issuer").

ITEM 2.        IDENTITY AND BACKGROUND

          (a)  This Statement is being filed by Joseph J. Prischak.

          (b) Mr. Prischak's business address is 2425 W. 23rd St., Erie, Pennsylvania 16506.

          (c) Mr Prischak is the Chief Executive Officer of Plastek Group, which is located at 2425 W. 23rd St., Erie, Pennsylvania 16506.

          (d) During the last five years, Mr. Prischak has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Prischak was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and Mr. Prischak was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source and the amount of funds or other consideration used in making the purchases described in Item 5(c) was $10,752.75 of personal funds.

ITEM 4.        PURPOSE OF THE TRANSACTION.

          Mr. Prischak has purchased the Common Stock for investment purposes.

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ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Prischak has the right to acquire 1,189,163 shares of Class A Common Stock upon full conversion of promissory notes and exercise of warrants held by him. Mr. Prischak also owns 1,777,775 shares of Class A Common Stock. Based upon information the issuer has furnished Mr. Prischak, there were 5,419,011 shares of Class A Common Stock issued and outstanding as of the date hereof. The Issuer, however, has other securities outstanding with a variety of conversion or warrant features.

          (b) Mr. Prischak has sole power to vote and sole power to dispose of the Class A Common Stock.

          (c) On April 25, 2000, Mr. Prischak purchased 7,500 shares from the issuer for $.4375 per share. On May 2, 2000, Mr. Prischak purchased an additional 5,000 shares from the issuer for $.5625 per share. On May 4, 2000, Mr. Prischak purchased an additional 2,500 shares from the issuer for $.5938 per share and on May 6, 2000 he purchased 5,000 additional shares from the issuer for $.60 per share.

          (d)  Inapplicable.

          (e)  Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Other than the terms of the above-described notes and warrants, Mr. Prischak has no contracts, arrangements, understandings or relationships (legal or otherwise) with anyone with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS


          Inapplicable.

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                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2000                         By: /s/ Joseph J. Prischak
                                                 -------------------------------
                                                     Joseph J. Prischak

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